SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1

(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

(Amendment No. 2)*

AtaraBiotherapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

046513 10 7

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 046513 10 7	13 G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS DAG Ventures V-QP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,802,564 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,802,564 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,802,564 shares of Common Stock (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This Amendment No. 2 to the statement on Schedule 13G is filed by DAG Ventures V-QP, L.P. (“DAG V-QP”), DAG Ventures V, L.P. (“DAG V”), DAG Ventures Management V, LLC (“DAG V LLC”), Messrs. R. Thomas Goodrich and John J. Cadeddu (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The shares consist of (i) 1,798,185 shares of Common Stock held by DAG V-QP and (ii) 4,379 shares of Common Stock held by DAG V. DAG V LLC serves as the general partner of DAG V-QP and DAG V. As such, DAG V LLC possesses power to direct the voting and disposition of the shares owned by DAG V-QP and DAG V and may be deemed to have indirect beneficial ownership of the shares held by DAG V-QP and DAG V. DAG V LLC owns no securities of the Issuer directly. Messrs. R. Thomas Goodrich and John J. Cadeddu are Managing Directors of DAG V LLC. As such, Messrs. R. Thomas Goodrich and John J. Cadeddu possess power to direct the voting and disposition of the shares owned by DAG V-QP and DAG V and may be deemed to have indirect beneficial ownership of the shares held by DAG V-QP and DAG V. R. Thomas Goodrich serves as a trustee for the Goodrich-Patton Living Trust, which holds 169,240 shares of the Issuer. John J. Cadeddu owns no securities of the Issuer directly.
(3)	This percentage is calculated based upon 30,595,866 shares of the Common Stock outstanding as of October 31, 2017 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2017, filed with the Securities and Exchange Commission on November 9, 2017.

CUSIP NO. 046513 10 7	13 G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS DAG Ventures V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,802,564 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,802,564 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,802,564 shares of Common Stock (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This Amendment No. 2 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The shares consist of (i) 1,798,185 shares of Common Stock held by DAG V-QP and (ii) 4,379 shares of Common Stock held by DAG V. DAG V LLC serves as the general partner of DAG V-QP and DAG V. As such, DAG V LLC possesses power to direct the voting and disposition of the shares owned by DAG V-QP and DAG V and may be deemed to have indirect beneficial ownership of the shares held by DAG V-QP and DAG V. DAG V LLC owns no securities of the Issuer directly. Messrs. R. Thomas Goodrich and John J. Cadeddu are Managing Directors of DAG V LLC. As such, Messrs. R. Thomas Goodrich and John J. Cadeddu possess power to direct the voting and disposition of the shares owned by DAG V-QP and DAG V and may be deemed to have indirect beneficial ownership of the shares held by DAG V-QP and DAG V. R. Thomas Goodrich serves as a trustee for the Goodrich-Patton Living Trust, which holds 169,240 shares of the Issuer. John J. Cadeddu owns no securities of the Issuer directly.
(3)	This percentage is calculated based upon 30,595,866 shares of the Common Stock outstanding as of October 31, 2017 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2017, filed with the Securities and Exchange Commission on November 9, 2017.

CUSIP NO. 046513 10 7	13 G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS DAG Ventures Management V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,802,564 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,802,564 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,802,564 shares of Common Stock (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This Amendment No. 2 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The shares consist of (i) 1,798,185 shares of Common Stock held by DAG V-QP and (ii) 4,379 shares of Common Stock held by DAG V. DAG V LLC serves as the general partner of DAG V-QP and DAG V. As such, DAG V LLC possesses power to direct the voting and disposition of the shares owned by DAG V-QP and DAG V and may be deemed to have indirect beneficial ownership of the shares held by DAG V-QP and DAG V. DAG V LLC owns no securities of the Issuer directly. Messrs. R. Thomas Goodrich and John J. Cadeddu are Managing Directors of DAG V LLC. As such, Messrs. R. Thomas Goodrich and John J. Cadeddu possess power to direct the voting and disposition of the shares owned by DAG V-QP and DAG V and may be deemed to have indirect beneficial ownership of the shares held by DAG V-QP and DAG V. R. Thomas Goodrich serves as a trustee for the Goodrich-Patton Living Trust, which holds 169,240 shares of the Issuer. John J. Cadeddu owns no securities of the Issuer directly.
(3)	This percentage is calculated based upon 30,595,866 shares of the Common Stock outstanding as of October 31, 2017 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2017, filed with the Securities and Exchange Commission on November 9, 2017.

CUSIP NO. 046513 10 7	13 G	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS R. Thomas Goodrich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 169,240 shares of Common Stock (4)
	6	SHARED VOTING POWER 1,802,564 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 169,240 shares of Common Stock (4)
	8	SHARED DISPOSITIVE POWER 1,802,564 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,971,804 shares of Common Stock (2)(4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This Amendment No. 2 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The shares consist of (i) 1,798,185 shares of Common Stock held by DAG V-QP and (ii) 4,379 shares of Common Stock held by DAG V. DAG V LLC serves as the general partner of DAG V-QP and DAG V. As such, DAG V LLC possesses power to direct the voting and disposition of the shares owned by DAG V-QP and DAG V and may be deemed to have indirect beneficial ownership of the shares held by DAG V-QP and DAG V. DAG V LLC owns no securities of the Issuer directly. Messrs. R. Thomas Goodrich and John J. Cadeddu are Managing Directors of DAG V LLC. As such, Messrs. R. Thomas Goodrich and John J. Cadeddu possess power to direct the voting and disposition of the shares owned by DAG V-QP and DAG V and may be deemed to have indirect beneficial ownership of the shares held by DAG V-QP and DAG V. R. Thomas Goodrich serves as a trustee for the Goodrich-Patton Living Trust, which holds 169,240 shares of the Issuer. John J. Cadeddu owns no securities of the Issuer directly.
(3)	This percentage is calculated based upon 30,595,866 shares of the Common Stock outstanding as of October 31, 2017 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2017, filed with the Securities and Exchange Commission on November 9, 2017.
(4)	Includes 169,240 shares held by the Goodrich-Patton Living Trust, for which R. Thomas Goodrich serves as a trustee.

CUSIP NO. 046513 10 7	13 G	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS John J. Cadeddu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,802,564 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,802,564 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,802,564 shares of Common Stock (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This Amendment No. 2 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The shares consist of (i) 1,798,185 shares of Common Stock held by DAG V-QP and (ii) 4,379 shares of Common Stock held by DAG V. DAG V LLC serves as the general partner of DAG V-QP and DAG V. As such, DAG V LLC possesses power to direct the voting and disposition of the shares owned by DAG V-QP and DAG V and may be deemed to have indirect beneficial ownership of the shares held by DAG V-QP and DAG V. DAG V LLC owns no securities of the Issuer directly. Messrs. R. Thomas Goodrich and John J. Cadeddu are Managing Directors of DAG V LLC. As such, Messrs. R. Thomas Goodrich and John J. Cadeddu possess power to direct the voting and disposition of the shares owned by DAG V-QP and DAG V and may be deemed to have indirect beneficial ownership of the shares held by DAG V-QP and DAG V. R. Thomas Goodrich serves as a trustee for the Goodrich-Patton Living Trust, which holds 169,240 shares of the Issuer. John J. Cadeddu owns no securities of the Issuer directly.
(3)	This percentage is calculated based upon 30,595,866 shares of the Common Stock outstanding as of October 31, 2017 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2017, filed with the Securities and Exchange Commission on November 9, 2017.

CUSIP NO. 046513 10 7	13 G	Page 7 of 9 Pages

Introductory Note: This Amendment No. 2 to the statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.0001 per share (“Common Stock”), of AtaraBiotherapeutics, Inc. (the “Issuer”).

Item 1(a)	Name of Issuer:

AtaraBiotherapeutics, Inc.

Item 1(b)	Address of issuer’s principal executive offices:

611 Gateway Blvd., Suite 900

South San Francisco, CA 94080, United States of America

Items 2(a)	Name of Reporting Persons filing:

DAG Ventures V-QP, L.P. (“DAG V-QP”)

DAG Ventures V, L.P. (“DAG V”)

DAG Ventures Management V, LLC (“DAG V LLC”)

R. Thomas Goodrich

John J. Cadeddu

Item 2(b)	Address or principal business office or, if none, residence:

DAG Ventures

251 Lytton Avenue, Suite 200

Palo Alto, California 94301, United States of America

Item 2(c)	Citizenship:

Name	Citizenship or Place of Organization
DAG V-QP	Delaware
DAG V	Delaware
DAG V LLC	Delaware
R. Thomas Goodrich	United States of America
John J. Cadeddu	United States of America

Item 2(d)	Title of class of securities:

Common Stock

Item 2(e)	CUSIP No.:

046513 10 7

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filings is a:

Not applicable.

Item 4	Ownership

The following information with respect to the ownership of Common Stock of the Issuer by the Reporting Persons filing this statement on Schedule 13G as of December 31, 2017:

CUSIP NO. 046513 10 7	13 G	Page 8 of 9 Pages

Reporting Persons	Shares Held Directly (1)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
DAG V-QP	1,798,185	0	1,802,564	0	1,802,564	1,802,564	5.9%
DAG V	4,379	0	1,802,564	0	1,802,564	1,802,564	5.9%
DAG V LLC (2)	0	0	1,802,564	0	1,802,564	1,802,564	5.9%
R. Thomas Goodrich (2)	169,240	169,240	1,802,564	169,240	1,802,564	1,971,804	6.4%
John J. Cadeddu (2)	0	0	1,802,564	0	1,802,564	1,802,564	5.9%

(1)	Represents the number of shares of Common Stock held by the Reporting Persons.
(2)	DAG V LLC serves as the general partner of DAG V-QP and DAG V. As such, DAG V LLC possesses power to direct the voting and disposition of the shares owned by DAG V-QP and DAG V and may be deemed to have indirect beneficial ownership of the shares held by DAG V-QP and DAG V. DAG V LLC owns no securities of the Issuer directly. Messrs. R. Thomas Goodrich and John J. Cadeddu are Managing Directors of DAG V LLC. As such, Messrs. R. Thomas Goodrich and John J. Cadeddu possess power to direct the voting and disposition of the shares owned by DAG V-QP and DAG V and may be deemed to have indirect beneficial ownership of the shares held by DAG V-QP and DAG V. R. Thomas Goodrich serves as a trustee for the Goodrich-Patton Living Trust, which holds 169,240 shares of the Issuer. John J. Cadeddu owns no securities of the Issuer directly.
(3)	These percentages are calculated based upon 30,595,866 shares of the Common Stock outstanding as of October 31, 2017 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2017, filed with the Securities and Exchange Commission on November 9, 2017.

Item 5	Ownership of 5 Percent or Less of a Class

Not applicable.

Item 6	Ownership of More than 5 Percent on Behalf of Another Person

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

Not applicable.

CUSIP NO. 046513 10 7	13 G	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2018

DAG VENTURES V-QP, L.P.
BY:	DAG VENTURES MANAGEMENT V, LLC
ITS:	GENERAL PARTNER

By:	/s/ R. Thomas Goodrich
R. Thomas Goodrich
Managing Director

DAG VENTURES V, L.P.
BY:	DAG VENTURES MANAGEMENT V, LLC
ITS:	GENERAL PARTNER

By:	/s/ R. Thomas Goodrich
R. Thomas Goodrich
Managing Director

DAG VENTURES MANAGEMENT V, LLC

By:	/s/ R. Thomas Goodrich
R. Thomas Goodrich
Managing Director

/s/ R. Thomas Goodrich
R. Thomas Goodrich

/s/ John J. Cadeddu
John J. Cadeddu

Exhibit(s):

Exhibit 99.1:	Joint Filing Statement